Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation
(Registrant)

July 29, 2004
	BY:	/s/ Michinori Katayama

Michinori Katayama
Corporate Officer
General Manager
Corporate Communications Department
Administration Group

Fujitsu Limited
TDK Corporation

Fujitsu and TDK Plan Strategic Alliance in
Hard Disk Drive Head Business

Tokyo, July 29, 2004 — Fujitsu Limited and TDK Corporation today announced that they have agreed in principle to form a strategic alliance in the magnetic hard disk drive head business. The agreement covers the following areas:

1.  Collaboration in Head Technology
The companies will build a structure for technological collaboration in the field of hard disk drive heads.

2.  Joint Venture for Head Manufacture (Processing and Assembly)
Regarding drive-head manufacture (processing and assembly), the companies will launch a new joint venture in the Philippines, where they both have manufacturing operations. TDK is expected to take a 66% stake in the joint venture, and Fujitsu the remaining 34%. Specifically, the drive-head operations at Fujitsu’s Philippine subsidiary, Fujitsu Computer Products Corporation of the Philippines, will be combined with TDK’s subsidiary, TDK Philippines Corporation (TPC), and TPC will be converted into a joint venture.

Demand for hard disk drives is expanding in a variety of sectors, from servers and storage systems to consumer electronics, and there are continual needs for hard disk drives with ever-larger memory capacities and higher-performance processing capabilities. Moreover, with the growing use of hard disk drives in mission-critical applications, top-notch reliability is essential. The drive head is the key differentiating component essential to meeting customers’ increasingly stringent requirements for quality, performance and capacity. The alliance between Fujitsu and TDK is designed to bring together their respective leading-edge technologies in this field to accelerate product development and delivery, and thereby enhance both companies’ businesses.

As a leading global hard disk drive manufacturer, Fujitsu is committed to providing a stable supply of high-quality, high-reliability hard disk drives, and it has comprehensive operations covering the development and production of everything from the drive head to the media to the drive mechanism. The addition of TDK’s complementary strengths in drive head technology and know-how through the new alliance will augment Fujitsu’s vertically integrated hard disk drive operations and allow greater economies of scale, enhancing its ability to respond to customers’ increasingly sophisticated and diverse requirements. Along with ensuring the timely supply of drive heads, it will also make Fujitsu’s entire hard disk drive operations more efficient, helping the company to offer hard disk drives with the performance, quality and cost-efficiency that customers expect, and strengthen its overall competitive position in the market.

TDK is a world leader in drive-head technology, responding to continual demands for dramatically higher storage densities by leveraging its particular strengths in the core areas of materials technology to improve magnetic properties and process technology for nano-order precision processing, as well as its world-class mass-production and processing technologies and overall expertise in the field. For TDK, the benefits of collaboration with comprehensive hard disk drive manufacturer Fujitsu will include a stronger foundation for its drive-head operations, and the ability to respond more quickly to customer needs.

Fujitsu and TDK are now discussing details of the agreement and expect to sign a definitive agreement in October of this year.

About Fujitsu
Fujitsu is a leading provider of customer-focused IT and communications solutions for the global marketplace. Pace-setting technologies, highly reliable computing and communications platforms, and a worldwide corps of systems and services experts uniquely position Fujitsu to deliver comprehensive solutions that open up infinite possibilities for its customers’ success. Headquartered in Tokyo, Fujitsu Limited (TSE:6702) reported consolidated revenues of 4.7 trillion yen (US$45 billion) for the fiscal year ended March 31, 2004. For more information, please see: http://www.fujitsu.com/

About TDK
TDK Corporation (NYSE: TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize “ferrite,” a key material in electronics and magnetics. TDK’s current product line includes ferrite materials, electronic components and ICs, wireless computer networking products, magnetic heads for HDD, and advanced digital recording media. For more information about TDK, please visit www.tdk.co.jp.

Press Contacts
     Fujitsu Limited
     Public & Investor Relations
     Global PR
     Inquiries (http://www.fujitsu.com/news/contacts/index.html)

     TDK Corporation
     Nobuyuki Koike
     Corporate Communications Department
     Tel: +81-3-5201-7102
     e-mail: nkoike@mb1.tdk.co.jp

Reference

Overview of Fujitsu Computer Products Corporation of the Philippines

1.	Headquarters: Carmelray Industrial Park, Canlubang, Calamba, Laguna, Philippines
2.	Line of business: Manufacture of hard disk drives (for servers) and drive heads
3.	Shareholder: Fujitsu Limited (100%)
4.	President: Hiroshi Nakamura
5.	Capitalization: PHP3,833 million*
6.	Employees: about 5,800*

Overview of TDK Philippines Corporation

1.	Headquarters: 119 East Science Avenue, Special Export Processing Zone, Laguna Technopark, Binan, Laguna, Philippines
2.	Line of business: Manufacture of hard disk drive heads
3.	Shareholder: TDK Corporation (100%)
4.	President: Mike Fiester
5.	Capitalization: PHP1,383 million*
6.	Employees: about 2,000*

*As of end of June 2004

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